UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 18, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 15 July 2011

CANAL+ and Orange announce a proposed editorial, commercial and technology partnership for the Orange Cinema Series TV package

Bertrand Meheut, Chairman of CANAL+ Group, and Stéphane Richard, Chairman and CEO of Orange, announced today the finalization of their proposed strategic partnership, which calls for CANAL+ Group’s acquisition of a 33.33% minority interest in Orange Cinema Series. As a result, Orange will hold a 66.66% share of Orange Cinema Series, while CANAL+ Group would hold 33.33%, with governance provided by both partners in proportion to their percentage of interest.

This partnership strategy offers multiple advantages. In particular, the agreement provides for:

•

content production continuity for the Orange Cinema Series package of five channels by maintaining the brand, its current names (Orange cinemax, Orange cinehappy, Orange cinenovo, Orange cinechoc and Orange cinegeant) and related interactive services;

•

broader distribution: Orange will continue to distribute its multichannel package and related interactive services to its customers; CANAL+ will offer the package to all CANALSAT subscribers; and the partnership plans to make the service available to all interested operators;

•

a more balanced business model thanks to wider distribution of the Orange Cinema Series service.

This agreement will also strengthen the existing partnership between Orange and CANAL+ for the distribution of CANAL+ and CANALSAT products and services within the Orange network.

Orange and CANAL+ will build on their respective know-how in technology, particularly in new services, as well as in content production.

For Stéphane Richard, “This project with the CANAL+ Group is yet another illustration of the partnership strategy for content we presented in June 2010. Our goal is to promote the content of our production partners and to offer our customers innovative packages and services that build on the experience we have acquired in recent years and, of course, on our networks. To continue to develop the Orange cinema series package, of which we can be proud and which continues to be offered in its present form to our 400,000 customers, I know that we can rely on the formidable know-how of CANAL+ in the production and marketing of premium channels.”

For Bertrand Meheut, “This partnership with Orange, the ADSL market leader in France, is in line with our strategy of multiplatform distribution: making our offers as widely available as possible on all broadcast networks. This is a natural bridging of our respective know-how in technology and content production to make quality offers to all television viewers, accompanied by the most innovative services”.

Information on the partnership has been presented to employee representative bodies and will be subject to their review and to the approval of the competent authorities.

About Orange

France Telecom-Orange is one of the world’s leading telecommunications operators with 170,000 employees worldwide, including 102,000 employees in France, and sales of 11.2 billion euros in the first quarter 2011. Present in 35 countries, the Group had a customer base of 215.9 million customers at 31 March 2011, including 141.6 million customers under the Orange brand, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates. At 31 March 2011, the Group had 156.7 million mobile customers and 13.9 million broadband internet (ADSL, fibre) customers worldwide. Orange is one of the main European operators for mobile and broadband internet services and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited, Orange France or France Telecom.

About CANAL+ Group

CANAL+ Group is a leader in paid TV in France, with 11.1 million subscribers, all offers combined.

It produces the Les Chaînes CANAL+, a premium package of five general-interest channels – CANAL+, CANAL+ Cinéma, CANAL+ Sport, CANAL+ Family, and CANAL+  Décalé – as well as some twenty special-interest channels covering movies, sports, news, documentaries and young people.

The CANAL+ Group also offers a selection of nearly 300 channels and services marketed under the CANALSAT brand. The CANAL+ and CANALSAT channels are available on all distribution platforms.

A digital pioneer in Europe and in new televisual uses, CANAL+  Group is a leader in on-demand and high-definition television.

CANAL OVERSEAS is the group’s vehicle for international development, particularly in France’s overseas departments and territories, in Africa and in Poland, where it has a total of nearly 2 million subscribers.

The CANAL+ Group also plays a major role in acquiring, producing and distributing feature films in France and Europe via its subsidiary STUDIOCANAL.

Press contacts:

Orange:	CANAL+ Group
Béatrice Mandine - +33 1 44 44 93 93	Laurence Gallot - +33 1 71 35 02 22
Tom Wright - +33 1 44 44 93 93	Antoine Banet-Rivet - +33 1 71 35 00 26

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 18, 2011	By:	/S/ Claire Roblet
	Name:	Claire Roblet
	Title:	Acting Head of Investor Relations